December 8, 2008

Dear Shareholder,

On November 26, 2008, Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), (the "Company" or "Zi") was advised that Nuance Communications, Inc. (NASDAQ:NUAN) ("Nuance") has commenced a conditional unsolicited tender offer to purchase all of Zi's outstanding common shares for US$0.40 per share in cash.

Zi's Board of Directors will carefully review and consider Nuance's offer, and will advise Zi's shareholders of the Board of Director's position regarding the Offer by no later than December 11, 2008, as required under applicable securities laws.

Shareholders should take no action in relation to the Offer at this time

Zi's shareholders are strongly advised not to take any action in relation to the Offer until Zi's Board of Directors completes an assessment of Nuance's Offer, including a review from a financial advisor, and have provided shareholders with a formal recommendation and report on the merits of the Offer.

The Board of Directors’ objective in considering the Nuance offer and any alternative offer is to ensure that shareholder value is maximized.

Shareholders should take no action in relation to the Offer at this time

The recommendation of the Board of Directors will be mailed to you on December 11, 2008. For more information, please contact the information agent, Laurel Hill Advisory Group, at 1-888-819-0207.

In the interim, we emphasize our strong advice that you do not take any action in relation to the Nuance Offer until you receive the recommendation from the Board of Directors.

Yours sincerely,

Milos Djokovic
President & CEO

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention. Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit www.zicorp.com.

Zi Corporation	Telephone: (403) 233-8875	www.zicorp.com
Suite 2100, 840-7th Avenue SW	Facsimile (403) 233-8878
Calgary, Alberta
T2P 3G6 Canada